Exhibit 99.1

MEDIA RELEASE

December 2, 2021

Algoma Steel Selects Danieli as Technology Provider for New Electric Arc Steelmaking Facility

SAULT STE. MARIE, ONTARIO (December 2, 2021) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that it has selected Danieli & C. Officine Meccaniche S.p.A (“Danieli”) as the sole technology provider for their new electric arc (EAF) steelmaking facility.

After a rigorous review of world class suppliers, Danieli’s proven AC-Digimelter technology powered by Q-One digital power systems was determined to be the best choice for Algoma’s needs as it transitions away from basic oxygen steelmaking. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%, positioning Algoma as one of North America’s leading providers of green steel.

The new green steel shop will have a design capacity of 3.7 million tons of liquid steel with two 250-ton electric arc furnaces at its core, powered by two Q-One digital power systems with a rated capacity in excess of 190 MVA each. Q-One is a patented technology capable of continuously varying the frequency during each of the melting phases, improving energy efficiency and electrode consumption.

The new EAF will be designed to produce high quality liquid steel from recycled steel scrap, with the option for the direct addition of a wide range of other iron inputs. The new technology is optimized for process quality, low operating costs, and enhanced safety through the extensive application of mechatronic technologies. The design also provides for best-in-class environmental performance with engineered enclosures encapsulating the two furnaces to minimize noise and emissions, and the Q-Melt automatic process control delivering superior energy efficiency. Two new off-gas treatment plants including baghouses, and a dedicated recirculating water treatment plant will combine to provide the leading technology for emission control and filtration, and water conservation.

Rounding out the package, the facility design includes an automated scrap yard featuring automatic cranes, scrap visual recognition, and automatic scrap sorting and charging. A new Danieli Twin-Tank Vacuum Degasser with an oxygen blowing facility will also be added to the process route to deliver advanced grades of steel and further enhance steel cleanliness and final product quality.

The new electric arc facility is expected to be in operation in early 2024.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it might continue to be your partner in steel.

Danieli & C. Officine Meccaniche S.p.A

Danieli is an industry-leading full cycle provider from raw materials to finished products in the metals industry.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”), including statements regarding Algoma’s planned EAF transformation and the anticipated technologic features and benefits of the planned EAF design. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risks that Algoma will be unable to realize its business plans and strategic objectives, including its investment in electric arc steelmaking, the timing thereof,

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

the availability of electric power and related reduction in emissions; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s public filings, including the registration statement on Form S-1 filed by Algoma with the Securities and Exchange Commission and the prospectus filed with the Ontario Securities Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Contacts:

Marco Sattolo

Danieli

m.sattolo@danieli.com

Brenda Stenta

Algoma Steel Group Inc.

brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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